NO ACT

PE
01/12/2012



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025392

DIVISION OF
CORPORATION FINANCE

January 23, 2012

Mark Brooks
Utility Workers Union of America
markbrooks@uwua.net

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-23-12

Re: Sempra Energy
Incoming letter dated January 12, 2012

Dear Mr. Brooks:

This is in response to your letter dated January 12, 2012 concerning the shareholder proposal submitted to Sempra by Utility Workers Union of America. On January 12, 2012, we issued our response expressing our informal view that Sempra could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in the letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Amy Goodman
Gibson, Dunn & Crutcher LLP
AGoodman@gibsondunn.com

From:	Mark Brooks [markbrooks@uwua.net]
Sent:	Thursday, January 12, 2012 9:39 PM
To:	shareholderproposals
Cc:	agoodman@gibsondunn.com; Mike Langford; Gary Ruffner
Subject:	Sempra Energy Shareholder Proposal
Attachments:	FBI_memoranda_Sempra.pdf

January 12, 2012

Via U.S Mail and *shareholderproposals@sec.gov*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Sempra Energy Shareholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of Utility Workers Union of America ("UWUA") in further response to the no-action request filed by Sempra Energy in this matter.

On January 12, 2012, the *Wall Street Journal* published an article summarizing the investigation by the Department of Justice into recent claims by a former Sempra official that "the company had regularly required him to approve bribes to Mexican officials for a range of services."[1] The *Washington Post* published an article today on the same subject.[2]

In addition, the Federal Bureau of Investigation's internal memoranda concerning that investigation – which are cited in our shareholder proposal – are now publicly available at the FBI's website.[3] We are including copies of these documents for your additional information.

These articles underscore the fact that issues concerning foreign corrupt practices – at U.S. corporations operating overseas in general and at Sempra in particular – now clearly transcend day-to-day business matters and raise significant policy issues that are appropriate for shareholder consideration. This is certainly true regardless of the ultimate outcome of the FBI's investigation into Sempra Energy.

We therefore urge the Staff to reject Sempra's request for a no-action determination. Please let me know if I can provide additional information concerning our position in this matter.

Sincerely,

Mark Brooks

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
D. Michael Langford, UWUA National President
Gary M. Ruffner, UWUA National Secretary-Treasurer

(Rev. 05-01-2008)

07Secpol.ec

UNCLASSIFIED

FEDERAL BUREAU OF INVESTIGATION

Precedence: ROUTINE **Date:** 03/15/2011

To: San Diego
Criminal Investigative **Attn:** SSA [redacted]
ICU

From: San Diego
Squad WC3
Contact: SA [redacted]

b6
b7C

Approved By: [redacted]

Drafted By: [redacted] ecp

Case ID #: 205-SD-72665 (Pending) 1

Title: SEMPRA ENERGY;
FOREIGN CORRUPT PRACTICES ACT

Synopsis: To initiate a full investigation of captioned matter.

Details: It is respectfully requested that FBI San Diego Division (FBISD) authorize the opening of a full investigation pertaining to the above-captioned matter, and assign it to Writer and Special Agent (SA) [redacted]

SUMMARY OF ALLEGATION AND PREDICATION:

In November 2010, the San Diego Union Tribune (SDUT) and several other media outlets reported on a "whistleblower" complaint filed by former Sempra Energy (Sempra or the Company) employee [redacted] [redacted] was the Controller of Sempra's [redacted] Sempra LNG. Sempra LNG was originally established to construct and operate a liquefied natural gas (LNG) plant in Ensenada, Baja California, Mexico. The complaint alleged mostly that [redacted] was fired by Sempra for raising questions concerning illegitimate expenditures that "boiled down to" bribes of Mexican government officials, as well as expenditures for the construction of a lavish corporate retreat that was paid for with utility ratepayer funds. Subsequently, the United States Attorney's Office (USAO) for the Southern District of California (SDCA) was contacted by representatives of Sempra regarding the claims.

UNCLASSIFIED

SA [redacted]

FI (3-17-11)

done 03-17-11

OA to SA [redacted] as CASE AGENT

NTP000
GF-FCPA
205-SD-72665; 1

3/17/11

In response to the media articles and contact from Sempra, separate meetings with [redacted] and his attorney, [redacted] and Sempra representatives were conducted. Representatives from U.S. Department of Justice (DOJ) Fraud Section, the USAO SDCA, the U.S. Securities and Exchange Commission (SEC) and the FBI were present. The [redacted] interview is documented in a separate FD-302. The meeting between the DOJ, FBI, SEC, and Sempra outside counsel was memorialized in a separate EC, dated 02/10/2011.

b6
b7C

In summary, [redacted] advised that he was instructed by a high-ranking Sempra employee to provide 180,000 Mexican pesos from Sempra's bank account to Sempra employee [redacted] who would use the money to post a bond with the Ensenada Attorney General's (AG's) office. [redacted] was told the purpose of the bond was to cover any damages that may result from the physical eviction of squatters located on property in Ensenada to which Sempra held legal title. Due to circumstances arising since this transaction, [redacted] came to the belief that the cash paid to the AG's office was a bribe to an official(s) at the AG's office to evict individuals from the property. The property dispute between the squatter [redacted] and Sempra is on-going.

b6
b7C

Sempra hired an independent law firm with expertise in FCPA matters to conduct an internal investigation of the above allegation. In summary, the internal investigation concluded that the cash payment was not a bribe but was used toward the legitimate posting of a bond with the AG's office. Sempra provided certified copies of the legal documents that were obtained from the AG's office evidencing the bond. At the request of DOJ, [redacted] was made available for an interview, which is documented in a separate FD-302. [redacted] advised that he used the money to legitimately obtain a bond from the AG's office. In response to a DOJ request to provide documentation from the AG's office that the bond was still pending, Sempra later confirmed that the money was still being held by the AG's office and provided a copy of the check when the money was returned to Sempra from the AG's office. Given the evidence provided by Sempra to refute [redacted] allegation, DOJ concluded that no further investigation was necessary regarding this specific allegation.

b6
b7C

[redacted] later provided to Writer via e-mail several documents which initiated additional follow-up with Sempra by DOJ. These e-mails are documented in a separate EC, dated

02/28/2011. As a result, DOJ requested that Sempra outside counsel: (1) conduct an investigation of any cash transactions in Mexico over the last four years; (2) conduct an investigation of any charitable or political donations exceeding $25,000 made by Sempra to Mexican officials or entities over the last four years, to include specifically the transactions associated with a fire station given by Sempra as a charitable donation to Tijuana; (3) conduct an inquiry into the allegations that Sempra offered cash to members of the Navajo Nation Council to vote in favor of a Sempra resolution; (4) conduct a review of consultants and agents hired in Mexico over the last four years.

Sempra outside counsel assembled responses to all of the above inquiries, which are documented in a separate EC, dated 02/17/2011. Based on Sempra's responses, it was determined that further investigation was warranted concerning a trust (Ensenada Trust or the Trust) established by Sempra for charitable donations to the Ensenada community. According to Sempra outside counsel, the primary purpose for establishing the Trust was to engender goodwill amongst Ensenada community members. Between 2004 and present, Sempra donated over $7 million to the Ensenada Trust. Currently $1.8 million of the total $7 million has been designated or spent. The Trust is overseen by two boards, one of which includes two Sempra employees and local citizens. In response to questions from DOJ, Sempra outside counsel was unable to provide immediate answers concerning oversight of the Ensenada Trust, to include whether an independent audit of the fund is regularly conducted, if due diligence is performed on donation recipients, and the names of board members, to include whether any public officials have served as board members, and whether those board members are paid a salary. Sempra outside counsel agreed to research these issues and provide answers to DOJ's questions. Sempra outside counsel has been unable to provide such responses as of the date of this EC.

b6
b7C

An internal Sempra accounting memorandum provided to Writer by [redacted] dated February 11, 2005, appears to refute Sempra outside counsel's explanation for the initiation of the Trust and raised additional concerns regarding Sempra's accounting treatment of the Company's contributions to the trust. The memorandum was written by [redacted] [redacted] of Sempra LNG at the time the memorandum was written and current [redacted] of Sempra LNG. The memorandum states that the Ensenada Trust was established at the request of Ensenada Mayor Jorge Catalan and the amount contributed to the trust, $7 million, was mutually agreed upon by

Sempra and Mayor Catalan. The memorandum further states that "As a result [of the trust agreement], on August 12, 2003 the Land Use permit was signed by the Mayor." The land use permit was required for Sempra to build an LNG plant in Ensenada. The Trust formed the Advisory Council and Technical Committee and Mayor Catalan became the President of the Technical Committee. The memo states that subsequent to a $500,000 initial contribution to the Trust, Sempra's final permit, the construction license, was signed by the head of the Ensenada City Urban Development Agency, who reported directly to Mayor Catalan. The memo further states, "...after the construction license was issued, Sempra contributed the second payment of $500,000 USD to the Trust..." When Mayor Cesar Mancillas was elected in 2004 to replace Catalan, Mancillas became President of the Trust's Technical Committee. The memo finally states, "During Q4 2005, subject to ***no unplanned permitting impediments*** [emphasis added], Sempra will contribute $5,000,000 USD to the Trust." The memo concluded that the establishment and funding of the trust was a cost associated with developing the LNG facility and such cost should be capitalized as part of the plant.

The statements in the above-described memorandum made by the CFO of the organization clearly indicate the existence of a quid pro quo arrangement with regard to the establishment and incremental funding of the Trust in exchange for key permits required from the city of Ensenada to build the Sempra LNG plant. It can be assumed that no "unplanned permitting impediments" were experienced by Sempra since the LNG plant was constructed and is fully operational today, and the Trust was fully funded for $7 million. Additionally, the Company has been unable to provide evidence that key controls are in place to maintain oversight of the Trust and the designation of charitable contributions made from the Trust. According to the FBI's 2008 FCPA Targeting Assessment, Mexico ranked as the third-highest "at-risk" country for corruption by the Conference Group's survey, and the energy sector had the most FCPA actions taken against it from 2000 through 2006.

STATEMENT THAT REQUISITE LEVEL OF PREDICATION EXISTS:

Based upon the above-described information, to include the clear indication of a quid pro quo arrangement regarding the Ensenada Trust as documented internally by Sempra LNG's CFO, the apparent lack of controls over distributions from the Trust, and the risk factors related to the country in which Sempra took these actions as well as the business sector in which the Company operates, there are ample facts and indicators which reflect that Sempra and its business executives may have engaged in criminal activity so as to justify the opening of a full investigation.

STATEMENT OF THE AUTHORIZED PURPOSE:

A full investigation will be conducted in order to determine whether a federal crime has occurred, to identify, locate, and apprehend co-conspirators, and to obtain evidence necessary for prosecution.

FEDERAL VIOLATION:

The above facts and circumstances indicate that the captioned subject and individuals employed by the subject participated in violations of 15 U.S.C. §§ 78dd-1, the Foreign Corrupt Practices Act.

INITIAL INVESTIGATIVE STRATEGY:

The initial investigative strategy consists of identifying those documents and other evidence indicating that Sempra employees had knowledge of and concealed a scheme to bribe Mexican officials, identifying and interviewing witnesses to the criminal conduct, and interviewing the individuals identified as subjects.

b6
b7C

PROSECUTORIAL OPINION:

DOJ Fraud Section Deputy Chief [redacted] and Assistant United States Attorney (Southern District of California) [redacted] are currently the assigned prosecutors on this matter, and have been involved in all meetings to date with Sempra representatives and witnesses. Both [redacted] and [redacted] have agreed to prosecute any meritorious case that is developed through the investigation of this matter.

♦♦

04lecp01.ec

(Rev. 05-01-2008)

FEDERAL BUREAU OF INVESTIGATION

Precedence: ROUTINE **Date:** 02/10/2011

To: San Diego

From: San Diego
Squad WC3
Contact: SA [redacted]

Approved By: [redacted]

Drafted By: [redacted] ecp

Case ID #: SD 205-0 (Pending) 12

Title: FOREIGN CORRUPT PRACTICES ACT OF 1977;
ZERO FILE

b6
b7C

Synopsis: To document investigative activity regarding FCPA allegations against Sempra Energy.

Enclosure(s): FD-302 of [redacted]
FD-302 of [redacted]

Details: In November 2010, the San Diego Union Tribune (SDUT) and several other media outlets reported on a "whistleblower" complaint filed by former Sempra Energy (Sempra or the Company) employee [redacted] The complaint alleged mostly that [redacted] was fired by Sempra for raising questions concerning illegitimate expenditures that "boiled down to" bribes of Mexican government officials, as well as expenditures for the construction of a lavish corporate retreat that was paid for with utility ratepayer funds. Copies of [redacted] First Amended Complaint and the SDUT articles are maintained in the 1A section of the zero file. Subsequently, the United States Attorney's Office for the Southern District of California was contacted by representatives of Sempra regarding the claims.

b6
b7C

In response to the media articles and contact from Sempra, separate meetings with [redacted] and his attorney, [redacted] [redacted] and Sempra representatives were held on 01/25/2011. The [redacted] interview is documented in the enclosed FD-302. The following is a summary of the 01/25/2011 meeting between the Department of Justice (DOJ), the U.S. Securities and Exchange Commission (SEC), and Sempra outside counsel. Present at the

b6
b7C

SA [redacted]

~~SD 205-0~~ ; 12
205-SD-72665 ; 4

meeting were: FBI Special Agents [redacted] and [redacted] SEC attorneys [redacted] and [redacted] Assistant United States Attorney (AUSA) [redacted] DOJ Deputy Chief (Fraud Section) [redacted] Attorneys [redacted] and [redacted] of Jones Day Law firm representing Sempra, and Attorneys [redacted] and [redacted] Baker & McKenzie. Baker & McKenzie was hired by Sempra to conduct an internal investigation of the Foreign Corrupt Practices Act (FCPA) allegation.

b6
b7C

[redacted] presented the results of Baker & McKenzie's internal investigation, which ultimately concluded that [redacted] allegations were without merit. [redacted] was one of 90 Sempra employees laid off in early 2010 as part of Sempra's 2010 "Reduction in Force" program. Sempra attempted to relocate [redacted] within the Company, but was unable to identify a position for him.

[redacted] FCPA allegation against the company concerned a cash transaction in which [redacted] was involved to execute the eviction of a squatter on property in Ensenada Mexico to which Sempra held legal title. Sempra had initiated a legal proceeding in Mexico, known as a "Despojo," or dispossession, proceeding against the squatter, [redacted] and was informed by the Ensenada Attorney General's (AG's) Office that a bond would be required to cover any damages that may result from the physical eviction of the squatters. Several options existed for posting the bond, including a cash deposit, mortgage, pledge, trust, personal bond or corporate bond. Sempra was notified on or about 09/13/2006 that a small bond would be required for the Despojo and that the execution order would take place between 3:00am and 5:00am on 09/15/2006. Since Sempra was given only one day to post the bond, Sempra's only option was to pay cash to post the bond since every other method would have required more than one day to obtain.

b6
b7C

[redacted] was instructed to withdraw 180,000 Mexican pesos from Sempra's bank account and give the cash to Sempra employee [redacted] who would post the bond with the Ensenada AG's office. [redacted] was a government affairs attorney in Mexico. Coincidentally, [redacted] was scheduled to be [redacted] [redacted] did as instructed and [redacted] pesos from Sempra Energy's Energia Costa Azul bank account at BBVA Bancomer. [redacted] provided a copy of the check evidencing the withdrawal of cash by [redacted] When [redacted] arrived at [redacted] office on 09/14/2006 to retrieve the cash, [redacted] offered [redacted] all 180,000 pesos; however, [redacted] told [redacted] only 100,000 pesos was required for the bond. [redacted] instructed [redacted] to take 120,000 pesos in case more money was required. [redacted] provided a copy of the receipt signed by [redacted] evidencing the exchange of 120,000 pesos. Also present at [redacted] office was [redacted] [redacted] who signed as a witness on the receipt, along with [redacted] [redacted] took the 120,000 pesos and went to the Ensenada AG's office, where he paid 100,000 pesos for the bond. [redacted] received a certified copy of the receipt. [redacted] later accompanied the members of the AG's office to the property whereupon the eviction was effected at approximately 3:00am on 09/15/2006. [redacted] immediately went from the eviction site to his rehearsal dinner and was married on Saturday, 09/16/2006. [redacted] was unable to take his honeymoon trip to Italy due to his involvement with the [redacted] eviction and the subsequent media and legal fallout. The Company purchased first class plane tickets to Italy for [redacted] and his wife, which the Company termed a "spot" bonus, so that [redacted] could take his honeymoon trip at a later date.

b6
b7C

[redacted] provided the following accounting of the 180,000 pesos withdrawn from the Bancomer bank account:

Returned to [redacted]	60,000
Bond payment	100,000
Tolls	390
Sundry supplies	5,228
Returned to company	14,382
Total	180,000

The sundry supplies were purchased by [redacted] at Home Depot for the company's security force that stayed at the property to take custody of it and to ensure the squatters did not return. A receipt for these purchases was not available.

[redacted] provided copies of the documents that were obtained from the Ensenada AG's office evidencing the bond. The document listed its time of issuance as "20:30" hours. An email from [redacted] to Sempra corporate executives confirming that [redacted] had delivered the cash to [redacted] and [redacted] had just left his office was time-stamped after 10:00pm. [redacted] speculated that the reason for the time discrepancy was either that the Ensenada AG's office mistakenly wrote 20:30 on the bond when the accurate time was 10:30pm, or the time-stamp on the [redacted] email was inaccurate.

b6
b7C

[redacted] In the 3.5 years following this transaction until [redacted] was laid off, [redacted] never voiced concerns about this transaction to anyone within the company. Sempra has a code of conduct and a stand-alone FCPA compliance policy. [redacted] signed Sarbanes-Oxley certifications and FCPA certifications every year and never reported this incident as a possible FCPA violation. [redacted] held quarterly meetings with [redacted] a Sempra in-house attorney responsible for FCPA compliance, as part of a Mexican litigation review. [redacted] never once voiced any concerns to [redacted] regarding potential FCPA violations. [redacted] never raised any concerns about FCPA violations at his regular Controller meetings, which were attended by approximately 12 individuals. Not until [redacted] received notice that he would be laid off from the Company did he ask a question about the cash transaction that had occurred in Mexico with regard to the bond. At that time, [redacted] asked a subordinate to email company documents to his personal email account regarding the transaction.

b6 b7C

b6 b7C

[redacted] on-going complaint against the Company has evolved from a wrongful termination suit with regard to age discrimination, to an allegation that a corporate structure built in Ensenada, Casa Azul, was paid for with rate payer money, to an allegation of bribing a foreign official. Sempra's first contact with a [redacted] attorney after [redacted] was laid off stated that [redacted] was entitled to some monetary relief, but made no mention of FCPA violations. [redacted] has had three different attorneys to date in his on-going complaint against the Company.

b6 b7C

In summary, [redacted] internal investigation concluded that [redacted] is a disgruntled ex-employee who wants to extract money from the Company by whatever means necessary, and that the allegations of an FCPA violation are without merit. The cash was used toward the legitimate posting of a bond with the Ensenada AG's office and was not a bribe. All documents provided by [redacted] are maintained in the 1A section of the zero file.

[redacted] did not conduct any interviews of individuals within the Ensenada AG's office, primarily due to safety concerns. [redacted] complaint did not name the person within the AG's office who was bribed and furthermore [redacted] [redacted] works at the AG's office. [redacted] is known to associate with cartel members and [redacted] attorney, who represents many cartel members, is known as "El Diablo."

To: San Diego From: San Diego
Re: SD 205-0, 02/10/2011

Based upon the presentation provided by [redacted] [redacted] was asked to make [redacted] available for an interview. [redacted] was interviewed on 02/03/2011, as documented in the enclosed FD-302. Following the [redacted] interview, [redacted] was asked to provide documentation from the Ensenada AG's office that the 100,000 peso bond is still pending.

[redacted] On 02/05/2011, Writer received two e-mails from [redacted] [redacted] forwarded two emails from [redacted] One email related to the construction of a fire station in Tijuana paid for by Sempra and donated to Tijuana. The payment of these expenses circumvented the traditional approval process. The second email related to payments from Sempra to the niece of [redacted] [redacted] [redacted] affairs cabinet minister. These payments also circumvented the traditional approval process. [redacted] also stated in his email that he had given an interview to Channel 10 news regarding our meeting with [redacted] [redacted] emails and attachments are maintained in the 1A section of the zero file.

b6
b7C

[redacted] Media articles published on 02/06/2011 regarding [redacted] meeting with government investigators are maintained in the 1A section of the zero file. Writer located a web link in the comments section of the on-line articles to a document from Navajo Nation [redacted] to the Speaker of the Navajo Nation Council. The letter is dated 11/08/2010 and its purpose is to veto Resolution No. CO-42-10, which granted Sempra and a piping company (non-Navajo entities) exclusive rights to a wind project on the reservation. Certain Navajo laws were disregarded in approving the resolution; furthermore, the letter states that reports were received that Sempra and the piping company representatives offered certain elected officials cash for their vote in favor of the resolution. In addition, Council Delegate [redacted] stated on the floor of the Navajo Nation Council that on 09/23/2010 he was offered "campaign funds" by Sempra to "vote green." A copy of this letter is maintained in the 1A section of the zero file.

Based upon the foregoing information and that documented in the enclosed FD-302s, AUSA [redacted] and DOJ Deputy Chief [redacted] concluded that insufficient evidence existed for criminal prosecution in this matter as it relates to the [redacted] FCPA allegation against Sempra. However, given this and other similar allegations of misconduct concerning Sempra's business operations, Sempra was requested to undertake the following actions during a telephone call with [redacted] on 02/10/2011:

To: San Diego From: San Diego
Re: SD 205-0, 02/10/2011

1. Obtain evidence from the Ensenada AG's office that the 100,000 peso bond is still pending;

2. Conduct an investigation of any cash transactions in Mexico over the last four years;

3. Conduct an investigation of any charitable or political donations exceeding $25,000 made by Sempra to Mexican officials or entities over the last four years, to include specifically the transactions associated with a fire station given by Sempra as a charitable donation to Tijuana;

b6
b7C

4. Conduct an inquiry into the allegations that Sempra offered cash to members of the Navajo Nation Council to vote in favor of the Sempra resolution;

5. Conduct a review of consultants and agents hired in Mexico over the last four years.

[redacted] advised that he would relay our requests to Sempra and provide a response. Results of the aforementioned actions, once received, will be reported in a separate communication.

♦♦

/054SS01.ec

(Rev. 05-01-2008)

UNCLASSIFIED

FEDERAL BUREAU OF INVESTIGATION

Precedence: ROUTINE **Date:** 02/17/2011

To: San Diego

From: San Diego
Squad WC3
Contact: SA

b6
b7C

Approved By:

Drafted By: ss

Case ID #: SD 205-0 (Pending) 13

Title: FOREIGN CORRUPT PRACTICES ACT OF 1977;
ZERO FILE

Synopsis: To document investigative activity regarding FCPA allegations against Sempra Energy (Sempra or the Company).

1,2,3
4,6,7

Reference: SD 205-0 Serial 12

Details: On Wednesday, 02/16/2011, a meeting was held between the following participants: FBI Special Agents and U.S Securities and Exchange Commission (SEC) attorneys and Assistant United States Attorney (AUSA) Department of Justice (DOJ) Deputy Chief (Fraud Section) Attorneys and of Jones Day law firm representing Sempra, and Controller for Sempra Liquified Natural Gas (LNG) in Mexico. The meeting took place as a result of Sempra's response to information requested by the DOJ and SEC regarding allegations of Sempra's misconduct discussed in a telephone call on Thursday, 02/10/2011, as documented in referenced serial. and provided a portfolio of documents to support Sempra's responses. References to these documents will be made throughout. All documents provided by Sempra will be maintained in the 1A section of the zero file.

b6
b7C

The first matter presented addressed the allegation that Sempra offered cash to members of the Navajo Nation (NN) Council to vote in favor of a resolution granting Sempra exclusive rights to a wind project on a Navajo reservation in Arizona. stated that the Foreign Corrupt Practices Act of

UNCLASSIFIED

205-SD-72665, 5
~~SD 205-0~~, 13

1977 (FCPA) would have no jurisdiction in this matter for these three reasons: 1.) the FCPA applies to foreign sovereignties, and although Native American reservations are dependent political communities, they are ultimately under the sovereignty of the U.S.; 2.) in legislative history, the FCPA was established to address concerns with business conducted with foreign countries; and 3.) a separate statute within Title 18, United States Code (USC) 666 covers bribes with Native American tribes.

From 2008 to 2010, Sempra partnered with International Piping Products, Inc. (IPP) to negotiate a lease agreement for a Navajo Wind project on Gray Mountain with the NN [redacted] Arizona Chapter) Council. On 06/03/2010, [redacted] addressed a letter to [redacted] of the NN, expressing Sempra's decision to discontinue efforts to negotiate the wind project proposal due to "lack of satisfactory progress" (Tab A-1). In August of 2010, the NN Council informed Sempra and IPP that circumstances surrounding the wind project had changed and encouraged both parties to attend a NN Resources Committee meeting on 09/23/2010. IPP Agent [redacted] who lived on the Navajo Nation reservation, accepted the invitation; however, no Sempra employees attended. During this meeting, Resolution No. CO-42-10 reestablished negotiations for the wind project between Sempra, IPP and the NN. On 10/21/2010, the Navajo Tribal Council met to vote on the above resolution. NN Council Delegate [redacted] announced that he would not vote on the resolution because he had been offered campaign funds at the 09/23/2010 meeting to "vote green." Attending NN members admonished [redacted] not to make this allegation simply because he was on the losing end of a favorable vote. The resolution subsequently passed.

b6
b7C

On 11/08/2010, as a result of [redacted] bribery allegation and other concerns, [redacted] addressed a memorandum to [redacted] stating that he vetoed the Council's decision to negotiate a lease with Sempra and IPP (Tab A-2). [redacted] followed with a letter to [redacted] on 11/12/2010, which expressed that Sempra stood firm on their decision to cease negotiations on the wind project, that Sempra took the bribery accusation seriously, and that consequently, Sempra initiated an independent review of the allegation (Tab A-3).

b6
b7C

The NN [redacted] and Rules Office (NNERO) interviewed [redacted] on 11/16/2010 regarding his allegation. On 11/18/2010, NN Council Delegate [redacted] provided a memorandum to [redacted] asking that the NN Council override veto of Resolution No. CO-42-10. claimed that neither Sempra nor IPP solicited any vote from any council delegate and that the council demanded provide proof of his accusation at the recorded 11/10/2010 meeting (Tab A-4). was unable to provide any proof. The NNERO notified in a memorandum dated 11/20/2010, that they would not initiate an investigation of the allegation because could not provide substantive information relative to the person's name and whether the person was a NN elected official or employee (Tab A-5). On 11/22/2010, the NNERO also notified in a memorandum that they would not investigate his allegation without both the subject and personal matter jurisdiction (Tab A-6).

b6
b7C

In a faxed letter dated 12/17/2010, consultant and former advised that he had spoken to several members of the NN government and some council delegates to learn that no one took seriously when he made the public bribery allegation. also informed that during NNERO interview, claimed he was approached by a man he had never seen before and could not identify by name when offered a campaign donation to vote green. stated that the NN was not planning to file any charges against Sempra (Tab A-7).

On 12/18/2010, provided a signed declaration (Tab A-8, document retained by On 12/22/2010, the NNERO formally notified Sempra by way of a letter addressed to that they had interviewed and without further information, would not be able to investigate the bribery allegation (Tab A-9). In conclusion, sent a letter to dated 12/30/2010, stating that Sempra was surprised to learn of allegation, asked why did not report the alleged bribe when it supposedly occurred in September, and requested that send details of the allegation to Sempra in writing. had not yet responded to this request as of 02/17/2011.

advised that Sempra hired of and in Arizona to conduct an independent review of the allegation which was still ongoing. The DOJ requested that inquire with as to why the investigation had not been closed based upon the outcome of the NNERO probe.

The second matter presented addressed concerns surrounding transactions associated with a fire station given by Sempra as a charitable donation to the City of Tijuana.

To: San Diego From: San Diego
Re: SD 205-0, 02/17/2011

In 2007, a subsidiary of Sempra Pipelines and Storage (P&S) responsible for laying pipeline, TGN, began construction of pipelines crossing through populated areas of Tijuana. As an act of goodwill to build community support, [redacted] suggested Sempra construct a new fire station in Tijuana. On 02/12/2007, a Sempra Funding Request Form was drafted and approved by [redacted] (Tab B-1). The estimated amount of the project was US$452,675. A subsequent donation agreement between TGN and Tijuana was drafted and signed (Tab B-2). On 08/20/2007, a contract was executed between TGN and [redacted] (the contractor) for construction of the fire station (Tab B-3). All funds for construction went to the contractor. Section 36.1 of the contract (unofficially translated in Tab B-4) addressed FCPA rules stating that the contractor agreed to comply with and enforce the law against corrupt practices committed abroad. Construction of the fire station was completed and the City of Tijuana issued a receipt of donation to TGN in the amount of MX$5,784,143.06 on 11/30/2007 (Tab B-5) issued for tax purposes. [redacted] presented photographs of the fully constructed fire station and ribbon cutting ceremony.

b6
b7C

For further clarification, DOJ Deputy Chief [redacted] requested that Sempra undertake the following actions as they relate to the fire station donation:

1. Locate relevant permits on file for the P&S Community Relations Department.

2. Provide the approval process for this type of donation.

3. Determine use of consultants/agents in building of the fire station.

The third matter presented addressed charitable donations and political contributions over $25,000 paid in Mexico between 2007 and present. [redacted] provided an Excel spreadsheet of all charitable donations within the parameters above as well as Sempra's Corporate Giving Policy revised on 10/01/2010. No political contributions have been paid since it is illegal for foreign companies to make contributions to Mexican officials per Article 77 of the Mexican Federal Electoral Code.

Charitable donations by Sempra are made in one of three ways: either 1.) directly to a charitable organization; 2.) to the International Community Foundation Grant, an organization similar to United Way, which distributes funds to other charities; or 3.) to the Ensenada Trust created by Sempra to support long term needs and priorities of the community of Ensenada.

Between 2004 and present, Sempra donated over $7 million to the Ensenada Trust. Currently $1.8 million has been designated or spent and $5.2 million remains in the trust. The trust is overseen by two boards, one of which includes two Sempra employees and local citizens. [redacted] provided color images of a wooden basketball court with the Sempra logo, which Sempra donated to the Boys and Girls Club of Mexico as well as a classroom of computers.

Due to the nature of the trust and its potential for being a "slush fund," [redacted] requested that Sempra address the following concerns:

b6
b7C

1. Are there independent auditors of the trust fund?

2. Was the $1.8 million spent audited?

3. How often is the trust audited?

4. Is there due diligence on direct donations?

5. Provide the names of all board members since the trust's inception and whether they are public officials.

6. Are board members compensated?

The fourth matter presented addressed consultants and agents used by Sempra over the past four years. [redacted] Sempra LNG Controller since April 2010, was present to discuss his knowledge of the vendor approval and audit process. Between the three subsidiaries, LNG, Generation and P&S, there are approximately 2,800 vendors, to include consultants and agents. Of that total, 50 vendors alone provide services and supplies to the Ensenada LNG (Energia Costa Azul or ECA) plant. All vendors have a tax identification number, which Sempra uses when it reports to the government payments made to that vendor.

The 2005 procurement process involved a written contract which included an engagement letter. The consultant and counter party would sign the contract. If the vendor was a sole source, a form was signed by a supervisor one level above. There was no follow-up to inspect the books and records of vendors Sempra used. Once a vendor was approved, a purchase request for that vendor was signed by a supervisor and procurement representative. Any request over $50,000 required legal review. Before payment was made to the vendor for products or services received, a certification by the receiver was needed. There have been no red flags found in the procurement process, but any vendor concerns would come to the attention of the Controller. To [redacted] knowledge, Sempra does not maintain "due diligence" files on its vendors in Mexico.

b6
b7C

[redacted] [redacted] briefly discussed his knowledge of [redacted] [redacted] [redacted] knew [redacted] for seven (7) years. They traveled together and attended the annual FCPA training for Controllers. [redacted] never voiced any FCPA concerns to [redacted] During balance sheet reviews, the bond paid to the Ensenada Attorney General's (AG) Office for the eviction of [redacted] never came up. [redacted] became aware of the bond in the first quarter of 2010 when the Controller of Mexico informed [redacted] that [redacted] asked that the bond documents be sent to his personal email account. [redacted] confronted [redacted] in [redacted] San Diego office about the request. [redacted] responded that he wanted to cover himself and have the documents for his records. [redacted] asked if something was wrong with the transaction, but received no direct response from [redacted] As a result of this request, [redacted] was not surprised when [redacted] filed a lawsuit. [redacted] review of the bond transaction revealed that it had been properly accounted for, all documentation was available, and the money could be traced back to the bank. [redacted] stated that [redacted] When [redacted] first became Controller of LNG, he scrubbed the accounting records to find and fix errors.

The fifth matter presented addressed the question of whether the MX$100,000 bond paid to the Ensenada AG's Office in 2006 was still pending. [redacted] provided a copy of a certified document issued by the AG's office dated 02/10/2011 advising that the MX$100,000 was being reimbursed and was on its way back to Sempra. [redacted] asked to know the status of the DOJ and SEC's investigation of the bond allegation. He expressed that the negative media attention being generated from [redacted] and [redacted] accusations were embarrassing to Sempra and needed to be put to bed. [redacted] advised that there did not seem to be any need to further investigate the matter and that [redacted] would determine the appropriate means by which to formally decline the investigation only as it related to the bond allegation.

In conclusion, [redacted] stated that the FBI should investigate the individuals he believed were involved in the [redacted] situation. The first individual, [redacted] is a [redacted] [redacted] to the property near Ensenada and would get 55% of monies paid by Sempra. The six hour confrontation at the LNG plant by the local Ensenada police force on 02/11/2011 was created, paid for, and arranged by [redacted] [redacted] stated that the license plates on [redacted] vehicles do not match the vehicle's registrations and his [redacted] [redacted] with Mexico license plates is equipped to [redacted] [redacted] uses his wife's social security account number and his Mexico passport is missing digits. He has a pattern of creating and suspending entities. [redacted] has a relationship and travels with the Mayor of Ensenada. Immigration, Customs and Enforcement (ICE) were investigating [redacted] but the investigation is currently on hold.

b6
b7C

[redacted] The second individual is [redacted] [redacted] and claims to be [redacted] business, [redacted] has a [redacted] address. [redacted] advised that [redacted] was sending phony press releases to stock analysts to manipulate stock trading; however, there is no evidence that [redacted] takes a position on Sempra stock. [redacted]

♦♦

(Rev. 05-01-2008)

059ecp01.ec

UNCLASSIFIED

FEDERAL BUREAU OF INVESTIGATION

Precedence: ROUTINE **Date:** 02/28/2011

To: San Diego

From: San Diego
Squad WC3
Contact: SA

Approved By:

Drafted By: ecp

Case ID #: SD 205-0 (Pending) 14

Title: FOREIGN CORRUPT PRACTICES ACT OF 1977;
ZERO FILE

Synopsis: To document the receipt of documents from attorney representing

Reference: SD 205-0 Serials 12, 13

Details: On 02/11/2011 through 02/12/2011, Writer received a series of e-mails from 1320 Columbia Street, Suite 200, San Diego, CA 92101, office telephone (619) 702-8623, cellular telephone mail address represents a "whistleblower" complainant against Sempra Energy, as documented in referenced serial 12.

Attached to the first e-mail received on 02/11/2011 were two additional documents related to potential and alleged bribes made by Sempra to Mexican officials. One attachment was a Sempra internal accounting memo, dated 02/11/2005, from to the "File", entitled "Accounting for the Energia Costa Azul Trust Agreement." The memo discusses the history of the Ensenada Trust and the company's reasoning for capitalizing the expenses for the trust as they were directly associated with developing the company's liquefied natural gas (LNG) facility. The second attachment included a series of e-mails between Sempra personnel discussing the building of a fire station in Tijuana. Sempra financed the entire cost of the fire station. Sempra provided a presentation to Writer and representatives of the U.S. Department of Justice and the U.S. Securities and Exchange

b6
b7C

UNCLASSIFIED

SA

205-SD-72665; 6
SD 205-0, 14

Commission to answer, in part, the allegations stated above, as documented in referenced serial 13.

Also on 02/11/2011, [redacted] sent Writer an e-mail stating that the mayor of Ensenada and police "stormed" the LNG facility in Ensenada, claiming that Sempra acquired permits illegally. On 02/12/2011, [redacted] sent Writer another e-mail stating that the Sempra CEO "dumped" 8 million shares of Sempra stock on the same day that the LNG facility was raided.

b6
b7C

All documents detailed above will be maintained in the 1A section of the zero file.

♦♦

U.S. HOUSE OF REPRESENTATIVES

WASHINGTON, DC 20515-0551

PUBLIC DOCUMENT

OFFICIAL BUSINESS

Return Service Requested

MAR 09 2011



US OFFICIAL MAIL
PENALTY FOR PRIVATE USE $300
PITNEY BOWES
02 1P
$900.44
MAR 08 2011
MAILED FROM ZIP CODE 91910



BOB FILNER
51ST DISTRICT, CALIFORNIA

VETERANS' AFFAIRS COMMITTEE
RANKING MEMBER

TRANSPORTATION AND INFRASTRUCTURE COMMITTEE
AVIATION
HIGHWAY AND TRANSIT
WATER RESOURCES AND ENVIRONMENT
ECONOMIC DEVELOPMENT, PUBLIC BUILDINGS, AND EMERGENCY MANAGEMENT



CONGRESS OF THE UNITED STATES
HOUSE OF REPRESENTATIVES

2428 RAYBURN HOUSE OFFICE BUILDING
WASHINGTON, DC 20515
TEL: (202) 225-8045
FAX: (202) 225-9073

333 F STREET, SUITE A
CHULA VISTA, CALIFORNIA 91910
TEL: (619) 422-5963
FAX: (619) 422-7290

1101 AIRPORT ROAD, SUITE D
IMPERIAL, CALIFORNIA 92251
TEL: (760) 355-8800
FAX: (760) 355-8802

website: www.house.gov/filner

March 1, 2011

[redacted]
Acting Agent-In-Charge
Federal Bureau of Investigation
9797 Aero Drive
San Diego, CA 92123

b6
b7C

Dear [redacted]

I recently met with [redacted] and his attorney to discuss ongoing allegations of wrongdoing by a Fortune 500 company, Sempra Energy. Specifically, [redacted] discussed several different acts of violations of the Federal Corrupt Practices Act.

[redacted] informed me that he had met with lawyers from the U.S. Department of Justice and the U.S. Securities and Exchange Commission, along with special agents with the Federal Bureau of Investigation. Separately, I met with a member of the Mexican Congress [redacted] [redacted] and others who shared similar stories fraud and bribery committed in Mexico by Sempra Energy. Additionally, I have learned that San Diego [redacted] has called for a federal investigation into Sempra Energy's business dealings in Mexico.

Based on my meetings and additional investigations my office has conducted, I request an update on your investigation of Sempra Energy and urge you to continue with the investigation until all persons and entities who have violated any federal laws have been brought to justice.

If I can be of any assistance, please feel free to contact me or Jessica Gomez of my staff at (619) 422-5963.

Sincerely,

BOB FILNER
Member of Congress

BF/jg
2568864

SA [redacted]
SA [redacted]

A/SAC
ASAC
SSA

MAR 09 2011
FBI - SAN DIEGO

~~SD 205-0~~ 15
205-SD-72665; 17
3/14/11

080SSD1.ac

(Rev. 05-01-2008)

UNCLASSIFIED

FEDERAL BUREAU OF INVESTIGATION

Precedence: ROUTINE **Date:** 03/10/2011

To: San Diego

From: San Diego
Squad WC3
Contact: SA [redacted]

b6
b7C

Approved By: [redacted]

Drafted By: [redacted] ss

Case ID #: 205-SD-72665 (Pending) 8

Title: FOREIGN CORRUPT PRACTICES ACT OF 1977;
ZERO FILE

Synopsis: To document investigative activity regarding FCPA allegations against Sempra Energy (Sempra or the Company).

Reference: 205-SD-72665 Serial 5

Details: On Wednesday, 03/10/2011, a meeting was held between the following participants: FBI Special Agents [redacted] and [redacted] U.S. Securities and Exchange Commission (SEC) attorneys [redacted] and [redacted] Assistant United States Attorney (AUSA) [redacted] Department of Justice (DOJ) Deputy Chief (Fraud Section) [redacted] and Attorneys [redacted] and [redacted] of Jones Day law firm representing Sempra. The meeting took place as a follow up to the 02/16/2011 meeting between the DOJ, SEC and Sempra (see referenced Serial 5), during which the DOJ and SEC requested additional information regarding Sempra's alleged acts of misconduct. [redacted] advised that Sempra was not prepared to discuss Sempra's Ensenada Trust nor Sempra's use of agents/vendors in Mexico. All documents provided during this meeting will be maintained in the 1A section of the case file.

b6
b7C

Regarding the MX$100,000 bond being returned by the Ensenada Attorney General's (AG) Office, [redacted] provided documentation showing that a check had been issued to Sempra's power of attorney, [redacted] on 03/01/2011. [redacted] advised that the money had been deposited into the Energia Costa Azul (ECA) account and furnished a copy of the $MX100,000

UNCLASSIFIED

b6
b7C

SA

205-SD-72665, 8

check, number 0037149, and the Judicial Power of the State of Baja California document verifying the return.

[redacted] of [redacted] and [redacted] in Arizona, an external investigator hired by Sempra to investigate the Navajo Nation bribe allegation, rendered his final investigative report. [redacted] advised that [redacted] attorney, clerked for [redacted] for one year, followed by a second year of clerking in the 9th District. [redacted] served as an AUSA in the Arizona District for four (4) years. [redacted] interviewed complainant, [redacted] last week. [redacted] had a complete change of recollection from his previous claim that a Sempra or International Piping Products, Inc. (IPP) employee offered him a bribe to "vote green." [redacted] stated that it was a group of six (6) to eight (8) [redacted] Chapter Navajo Nation members that approached him and offered to help him with his campaign if he voted in favor of the proposed Sempra/IPP wind project. [redacted] stated he was offered no money.

b6
b7C

As part of his investigation, [redacted] reviewed all of Sempra's expenses related to the wind project negotiations between 01/01/2007 and 12/31/2010. All receipts for these expenses were legitimate. A review of Sempra's political action committee (PAC) revealed that no payments were made to any Navajo Nation members. [redacted] interviewed all Sempra and IPP employees who would have attended the negotiation meetings and all denied making any payments to [redacted] or others. A review of electronic communications, sorted by word/phrase, exposed no indication of a plan to influence Navajo officials. [redacted] was an outspoken critic of the wind project from the very beginning. [redacted] investigation concluded that no evidence existed to support facts that Sempra had violated any law.

b6
b7C

At referenced meeting on 02/16/2011, the DOJ asked Sempra to provide the following as they pertained to the construction and donation of a fire station to the City of Tijuana: 1.) Pipelines and Storage (P&S) Community Relations Department permits; 2.) Sempra's donation approval process; and 3.) the use of agents/consultants in building of the fire station.

[redacted] advised that the sole purpose for donating the fire station to Tijuana was to build community relations. Sempra believed it would be beneficial for Tijuana to have a fully functional fire station in the event of a worst case scenario gas pipeline emergency. Sempra publicly admitted to funding the station. The donation had nothing to do with the process of obtaining permits for pipeline construction in Tijuana; therefore, it was never a quid pro quo, but rather an "in kind donation."

Permits and approvals were necessary to build the fire station. [redacted] for construction of the fire station, had been a Sempra employee for [redacted] The formal internal approval was signed on 02/14/2007 by Sempra [redacted] [redacted] [redacted] hand delivered the formal packet to [redacted] for approval. The permit for construction of the fire station was granted from the City of Tijuana on 08/24/2006. Funds to construct the fire station were derived from the TGN business unit, not the Community Relations Department. [redacted] advised that since Sempra always complied with guidelines, there was never an uncertainty that the pipeline permit would be granted.

b6
b7C

Sempra employed and paid only three vendors in the construction of the fire station. The first, [redacted] was hired to [redacted] and paid a total of [redacted] The second, [redacted] was hired as the [redacted] [redacted] and paid a total of approximately [redacted] The third, [redacted] responsible for [redacted] and paid a total of approximately [redacted] Work by all three vendors was completed pursuant to signed contracts with anti-bribery Foreign Corrupt Practices Act (FCPA) provisions. Invoices from the vendors were submitted to TGN with backup, supporting documents were approved by management one level above [redacted] and payments to vendors were made in seven (7) installments.

[redacted] attorney, [redacted] provided SA [redacted] with a news article and an email between [redacted] and Sempra Energy [redacted] The article stated that three months after its dedication, the $600,000 fire station built and donated by Sempra to the City of Tijuana, sat abandoned, vandalized, and without electricity. Photographs attached to the article show a graffiti-covered building. In the related email, dated 02/22/2008, [redacted] asked [redacted] if the donated fire station had been abandoned. [redacted] stated that the City of Tijuana had abandoned it and that Sempra was "going to see about possibly getting it back." AUSA [redacted] asked [redacted] to explain the allegation that the fire station had been vacated.

b6
b7C

To: San Diego From: San Diego
Re: 205-SD-72665, 03/10/2011

[redacted] stated that a week before its dedication, the building had been vandalized; however, it was cleaned up, and is fully operating today.

[redacted] requested a letter of declination from the DOJ and SEC stating that Sempra was no longer being investigated in relation to the bond allegation. [redacted] advised that the DOJ would be willing to provide this; however, the letter would state that despite the closure of bond allegation, Sempra was continuing to voluntarily provide other information to the DOJ and SEC. [redacted] requested that the declination letter be provided no later than 03/24/2011, since Sempra was scheduled to have an investor call on that date and the issue of the bond allegation would likely come up.

b6
b7C

[redacted] agreed to meet again once Sempra was able to provide information related to the Ensenada Trust and the use of agents/vendors in Mexico.

◆◆

130ecp03.ce

(Rev. 05-01-2008)

UNCLASSIFIED

FEDERAL BUREAU OF INVESTIGATION

Precedence: ROUTINE **Date:** 05/10/2011

To: San Diego

From: San Diego
Squad WG3
Contact: SA [redacted]

Approved By: [redacted]

Drafted By: [redacted]:ecp

Case ID #: 205-SD-72665 (Pending);11

Title: SEMPRA ENERGY;
FOREIGN CORRUPT PRACTICES ACT

Synopsis: To document investigative activity regarding FCPA allegations against Sempra Energy (Sempra or the Company).

Details: On 05/06/2011, [redacted] attorney with [redacted] Day law firm, provided for review by Assistant United States Attorney (AUSA) [redacted] and FBI Special Agents [redacted] and [redacted] the [redacted] opinion letter regarding the formation of a charitable trust by Sempra for the benefit of the Ensenada community. Sempra was not willing to allow the Department of Justice to retain a copy of the letter, so as not to waive any attorney/client privilege in the on-going inquiry regarding potential violations of the Foreign Corrupt Practices Act (FCPA) by Sempra in Mexico.

b6
b7C

The letter, dated 03/26/2004, provided a review of the proposed trust's operating rules and provided an opinion as to whether the trust could constitute a violation of the FCPA. [redacted] and [redacted] opined, based on the trust's operating rules, noting that the rules specifically mention prohibitions of benefits to family members of the trust members and government officials, and require all actions to be in compliance with FCPA, that the trust was not in danger of violating the provisions of FCPA. The letter further asserted that all major project permits, including land use permits, required to be issued by the City of Ensenada had already been issued, thus eliminating any concern that the funding of the trust was contingent upon the granting of essential permits by the City.

UNCLASSIFIED

205-SD-72665;11

To: San Diego From: San Diego
Re: 205-SD-72665, 05/10/2011

AUSA [redacted] inquired of Coates whether the assertion regarding the acquisition of permits was true at the time the opinion letter was issued. Coates confirmed that any additional permits Sempra needed to acquire to complete construction of the liquified natural gas plant in Ensenada at the time of issuance of the opinion letter were construction permits issued with little discretion by the City, or were project permits issued by federal or state entities.

b6
b7C

All copies of the opinion letter were returned to Coates. Coates inquired as to the status of the declination letter previously requested by Sempra, to which [redacted] responded that he would need to address the request further with his office management. AUSA [redacted] proposed a conference call on 05/16/2011 to follow-up on any outstanding issues.

♦♦

(Rev. 05-01-2008)

130ecp03.ec

UNCLASSIFIED

FEDERAL BUREAU OF INVESTIGATION

Precedence: ROUTINE **Date:** 05/10/2011

~~**To:** San Diego~~

From: San Diego
Squad WC3
Contact: SA [redacted]

b6
b7C

Approved By: [redacted]

Drafted By: [redacted] ecp

Case ID #: 205-SD-72665 (Pending) 12

Title: SEMPRA ENERGY;
FOREIGN CORRUPT PRACTICES ACT

Synopsis: To document investigative activity regarding FCPA allegations against Sempra Energy (Sempra or the Company).

Details: On 04/29/2011, a meeting was held between the following participants: FBI Special Agents [redacted] and [redacted] [redacted] U.S. Securities and Exchange Commission (SEC) attorney [redacted] (via telephone), Assistant United States Attorney (AUSA) [redacted] Department of Justice (DOJ) Deputy Chief (Fraud Section) [redacted] (via telephone), and Attorneys [redacted] and [redacted] of Jones Day law firm representing Sempra for the purpose of discussing Sempra's Ensenada Trust (the Trust) and Sempra's use of agents/vendors in Mexico. All documents provided during this meeting will be maintained in the 1A section of the case file.

b6
b7C

Ensenada Trust

Sempra enacted the Trust for the purpose of establishing good corporate citizenship in Ensenada due to Sempra's intentions to build a liquified natural gas (LNG) facility in the area. Prior to establishing the Trust, Sempra obtained an outside counsel opinion from Winston and Strawn, LLP specifically for the purpose of determining whether the terms of the Trust would violate the Foreign Corrupt Practices Act (FCPA). HSBC Bank, headquartered in London, is the trustee. The funding of the Trust followed the following schedule:

UNCLASSIFIED

205-SD-72665-12

To: San Diego From: San Diego
Re: 205-SD-72665, 05/10/2011

- $500,000 when Trust certified charitable (07/24/2004)
- $5 million at start of construction of the LNG plant
- $1 million at start of commercial operations of LNG plant

The operation of the Trust is controlled by two committees: the Technical Committee which controls the operations, and the Advisory Council which has input regarding the charitable gifts made from the Trust. Eligible projects are divided into two categories: Municipal, which pertain to the City of Ensenada (e.g. public security, academic, environmental), and Community, which are projects proposed by non-profit organizations with no ties to the City of Ensenada (e.g. hospitals, research, academic, promoting economic development).

Any entity requesting money from the trust must prepare a letter to the Technical Committee. The letter includes a description of the project, a proposed budget, justification, a list of organizations, shareholders, partners and members involved, and at least two bids if the proposal is for a project. Beneficiaries of the Trust must have resided in Ensenada for a minimum of five years, have no connection to any past or present Ensenada official, and cannot be related to members of the Technical Committee. Additionally, The Trust Rules of Operation specifically state that the donation must conform to FCPA regulations. Donations cannot be used for payroll, can never be in the form of cash, and the Trust cannot be the employer of anyone associated with the project. The beneficiary cannot be a person, place of religious worship, agency or institution not legally constituted, or a political party or association.

The Technical Committee is composed of the following five members:

President - current Mayor of Ensenada
Treasurer - employee of the Trustor (Sempra's subsidiary Energia Costa Azul)
Secretary - employee of the Trustor
Member - Representative from the Advisory Council
Member - Citizen of Ensenada

The members of the Technical Committee are not compensated. Donations less than $50,000 must be approved by a majority vote of the technical committee. Donations exceeding $50,000 can only be approved with a unanimous vote. Ensenada mayors are elected to a three year term, and are limited to one term. Over the past five years, three different Mayors have served as the President of the Technical Committee; however, the first President attended two to three meetings and then appointed a representative, while the second and third Presidents never attended a meeting and appointed a representative to attend. The current mayor is "at war" with the LNG plant, having recently attempted to shut it down by force with municipal police, and has never sent a representative to attend the Technical Committee meetings.

The purpose of the Advisory Council is to review proposed donations/projects. The Advisory Council is composed of the following seven members, all of whom must have lived in Ensenada for a minimum of five years:

2 private sector (private citizens)
1 government sector (Director of Urban Development)
1 academic sector
1 health sector (Director of City Medical Services)
1 economic sector (Director of Ensenada Economic Development Council)
1 conservation sector

The members of the Advisory Council are selected by the President, Secretary and Treasurer of the Technical Committee, and are not compensated. Approval of donations is obtained by majority vote of the Advisory Council.

Jones Day provided a listing of technical committee and advisory council members from 2004 to present, noting which individuals were city officials. Jones Day also provided a flow chart describing the Trust donation process, noting that the application goes to the Technical Committee for initial review, and if approved, goes to the Advisory Council for final approval. All donations to the City of Ensenada have been in-kind, and the check went directly to the supplier of the equipment and not to the City. Jones Day provided a listing of the Trust donations since its inception, noting total donations of US$3,859,552.74.

Jones Day selected two of the largest donations, one municipal and one community donation, and provided examples of the documentation maintained by the Trust regarding the donation and approval process. Jones Day did not release these documents to the custody of the U.S. Government.

The example community donation related to a 09/2007 2,750,000 pesos direct donation to the Universidad Autonoma de Baja California (UABC) for culinary school equipment and improvements. Examples of the documents provided related to this community donation included separate evaluations, comments and rankings from each of the Advisory Council and Technical Committee members, minutes from the meetings, request for matching funds from state and federal governments to maximize the impact of the donation, donation receipt, requests for bids on equipment, and invoices of the equipment purchased. The bidding process in this instance was not performed by the Trust members, but rather by the beneficiary. For donations where the bidding process was overseen by the Trust members, the lowest bidder was awarded the project.

The example municipal donation related to a 09/2008 4,849,754 pesos in-kind donation to the City of Ensenada for 26 patrol cars with radio equipment and a Dodge hatchback. Examples of the documents provided by Jones Day to support this donation included the donation request from the Municipal Secretary of Public Safety, the donation application, Ensenada City Council records, supplier quotes, Technical Committee meeting minutes, a letter from the Mayor to the Secretary of the Trust, [redacted] stating that the equipment was urgently needed and requesting the Trust make it a priority, a letter from the Secretary of the Trust informing the Mayor that the Trust had decided to purchase the listed equipment, Ensenada City Council agreement to accept the offered donation of police equipment, purchase order and invoices for 26 patrol cars, and a donation receipt from the City of Ensenada. No direct benefit was received by Ensenada officials related to this donation.

b6
b7C

Sempra accounted for the monetary funding of the trust for book purposes by capitalizing them as part of the LNG plant. The donations were deducted for tax purposes. The accounting treatment was done in accordance with Generally Accepted Accounting Principles (GAAP) in Mexico, and was reviewed and approved by Deloitte & Touche in the United States and Mexico. The $7 million that was capitalized is immaterial in relation to the total $1 billion investment in the LNG plant.

[redacted] stated that in Jones Day's review of the Ensenada Trust, no evidence was uncovered to indicate there was a quid pro quo relationship between the funding of the Trust and any approvals needed from the City of Ensenada for the construction of the LNG plant, nor was any evidence discovered of payments to government officials or their relatives. The only relationship that existed between the funding of the Trust and the building of the plant was that Sempra would not have invested in a Trust for the benefit of Ensenada if it did not intend on building a plant there.

A yearly audit of the Trust in accordance with Mexico GAAP is conducted. No audit findings have resulted from the yearly audits to date. In 2010, [redacted] an ECA employee and Secretary of the Technical Committee, requested an administrative audit be conducted to ensure that all appropriate documentation was in place. As a result of the administrative audit, a corrective checklist was implemented to ensure that all documentation will be translated and maintained at one location. In addition, [redacted] conducted an audit one month ago and found no discrepancies.

b6
b7C

Jones Day provided a copy of the Trust Rules of Operation. Chapter V, Paragraph 22, specifically states that beneficiaries must conform to the requirements of the Foreign Corrupt Practices Law or the Anti-Corruption Law of the United States.

In a 09/2006 address to a seminar on "Energy Markets Security, and Transparency," [redacted] [redacted] [redacted] gave a presentation entitled, "Cash, Corruption, and Competition in Large Infrastructure Markets." During the presentation, [redacted] noted Sempra's strict adherence to FCPA regulations and its "Just Say No" policy regarding international corruption. [redacted] also mentioned the Trust as part of Sempra's community outreach program and noted Sempra's "significant effort to acknowledge the politicians who had licensed the LNG project and thus arranged for the community trust and its funding. They could claim credit for the trust, but of course they could not distribute the funds to themselves or to their relatives or connected parties."

Mexican Agents

Sempra has contracted with approximately 60 agents in Mexico since 2007. Forty of the sixty agents were law firms or lawyers. The lawyers were contracted to interact with government officials or negotiate property, labor, or compensation matters, or conduct other litigation. The non-legal agents were contracted for matters involving environmental issues, customs, permitting, and land acquisition rights of way. Sempra has also contracted with 3800 vendors related to construction, maintenance and similar matters, who would not be considered agents for purposes of the FCPA.

Sempra's subsidiaries in Mexico, which include Sempra Generation, Sempra Pipelines and Storage, and Energia Costa Azul, relate to infrastructure projects in Mexico and are not in the business of obtaining or acquiring government contracts. These companies construct and operate assets for the purpose of storing and distributing energy. The last facilities constructed were the LNG plant (of Energia Costa Azul) and the TGN2 pipeline (of Sempra Pipelines and Storage), which were completed in 2008.

Sempra employs due diligence and vetting procedures in its selection of foreign agents. A policy binder previously provided by Jones Day provided a detailed explanation of those procedures on pages four through six of Exhibit D. Tab 7 of that binder provided the Global Vendor Policies and Procedures.

Examples of documentation maintained on foreign agents include:

- Identification form containing background information on the agent and a check box concerning interactions with government officials
- FCPA schedule
- List of references
- Formal background checks
- Contract (includes FCPA provisions)
- Training received
- Some may require an FCPA certificate that is certified every three years
- Informal risk assessment based on the type of work the agent will perform and general reputation of the agent

Sempra's employees in Mexico received in-person FCPA training in 2007 and 2008. The training will be administered again in the last month of 2011. Employees must certify compliance with FCPA provisions every year. The company also provides an anonymous ethics/compliance hotline.

As an example of how seriously Sempra takes FCPA compliance, Jones Day related a story concerning the results of a routine internal audit in 2008. The audit identified payments made to a community relations director in Mexico. As a result, the FCPA internal counsel was notified. Internal counsel interviewed six individuals and confirmed that the payments were related to informational brochures on a pipeline construction that would be placed near certain residential areas. The employees went door-to-door in those neighborhoods to distribute the brochures and address any concerns of the residents regarding the construction. Internal counsel obtained examples of the brochures and maintained them as part of his investigative file. No contact was made with any government officials in connection with the community relations campaign and all employees involved were asked to sign FCPA compliance certificates. Internal counsel prepared a memorandum documenting the interviews and results of the investigation.

As a result of the on-going inquiry of the Department of Justice (DOJ), Sempra is in the process of hiring a full-time paralegal who will have responsibility for FCPA compliance.

[ ]

[ ] renewed his request that the DOJ investigate [ ] [ ] Sempra has information that [ ] is funding a campaign against Sempra, and is associated with drug dealers and involved with numerous Mexican officials. Prior to the attempted shut-down of the LNG plan by the Ensenada Mayor on 02/11/2011, a lawyer for [ ] threatened that the equivalent of a "Nagasaki bomb" would be dropped on the LNG plant. Sempra recently heard that the same attorney had made a similar threat. Sempra believes the Ensenada Mayor is "in the pockets" of [ ] [ ] The [ ] group is growing increasingly desperate for a return on its investment in the [ ] case. [ ] recently told a third party that he figured out a way to "take down" Sempra for $2 billion. [ ] is believed to be a very dangerous man. Sempra is seriously concerned about these threats, and is contemplating expressing these concerns to U.S. political officials and senior law enforcement officials.

b6
b7C

At the conclusion of the meeting, [ ] requested a copy of the Winston and Strawn opinion letter on the Trust. [ ] advised that he would ask his client if the letter could be made available. [ ] requested that DOJ provide a declination letter, similar to the one previously provided on the Ensenada bond, regarding all matters subject to this inquiry. [ ] advised that he would consult with his management and provide a response.

♦♦



U.S. Department of Justice

Laura E. Duffy
United States Attorney
Southern District of California

Eric J. Beste
Assistant United States Attorney

Tel: (619) 557-5104
Fax: (619) 557-7055
Email: Eric.Beste@usdoj.gov

San Diego County Office
Federal Office Building
880 Front Street, Room 6293
San Diego, California 92101-8893

Imperial County Office
516 Industry Way
Suite C
Imperial, California 92251-7501

June 1, 2011

[redacted]
Jones Day
12265 El Camino Real, Suite 200
San Diego, CA 92130

b6
b7C

Re: Sempra Energy

Dear [redacted]

The Department of Justice, Criminal Division, Fraud Section and the U.S. Attorney's Office for the Southern District of California ("the Department") received an allegation of a possible violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, *et seq.*, by Sempra Energy and Sempra LNG ("Sempra"), and their agents, in connection with real estate litigation and an eviction proceeding in Mexico. This litigation and eviction concerned property adjacent to Sempra's Costa Azul LNG plant near Ensenada, Mexico. On behalf of your client, you have provided certain information to the Department and made employees of your client available for interviews. As we have discussed, our investigation and the information made available to us to date has led the Department to conclude that it presently does not intend to take any enforcement action against Sempra or its agents based on this specific allegation. If, however, additional information or evidence is made available to us in the future, we may reopen our inquiry.

(X)

Very truly yours,

LAURA E. DUFFY
United States Attorney

[redacted]
Assistant United States Attorney

[redacted]
Chief, Fraud Section, Criminal Division

[redacted]
Deputy Chief, Fraud Section, Criminal Division

b6
b7C

205-SD-72665; 13

166ecp01.ec

(Rev. 05-01-2008)

UNCLASSIFIED

FEDERAL BUREAU OF INVESTIGATION

Precedence: ROUTINE **Date:** 06/15/2011

To: San Diego

Criminal Investigative **Attn:** SSA [redacted] ICU

b6 b7C

From: San Diego
Squad WC3
Contact: SA [redacted]

Approved By: [redacted]

Drafted By: [redacted] C:eop

Case ID #: 205-SD-72665 (Pending) 14

Title: SEMPRA ENERGY;
FOREIGN CORRUPT PRACTICES ACT

Synopsis: Close case.

Closed 6-16-11

Details: FBI San Diego Division (FBISD) opened a full investigation in 03/2011 pertaining to the above-captioned matter based on the following:

SUMMARY OF ALLEGATION AND PREDICATION:

In November 2010, the San Diego Union Tribune (SDUT) and several other media outlets reported on a "whistleblower" complaint filed by former Sempra Energy (Sempra or the Company) employee [redacted] [redacted] was the [redacted] [redacted] Sempra LNG. Sempra LNG was originally established to construct and operate a liquefied natural gas (LNG) plant in Ensenada, Baja California, Mexico. The complaint alleged mostly that [redacted] was fired by Sempra for raising questions concerning illegitimate expenditures that "boiled down to" bribes of Mexican government officials, as well as expenditures for the construction of a lavish corporate retreat that was paid for with utility ratepayer funds. Subsequently, the United States Attorney's Office (USAO) for the Southern District of California (SDCA) was contacted by representatives of Sempra regarding the claims.

b6 b7C

SA [redacted]

UNCLASSIFIED

CLOSE CASE [redacted] done 6/16/11

C6

205-SD-72665;14

To: San Diego From: San Diego
Re: 205-SD-72665, 06/15/2011

In response to the media articles and contact from Sempra, separate meetings with [redacted] and his attorney, [redacted] [redacted] and Sempra representatives were conducted. Representatives from U.S. Department of Justice (DOJ) Fraud Section, the USAO SDCA, the U.S. Securities and Exchange Commission (SEC) and the FBI were present. The [redacted] interview is documented in a separate FD-302. The meeting between the DOJ, FBI, SEC, and Sempra outside counsel was memorialized in a separate EC, dated 02/10/2011.

b6
b7C

In summary, [redacted] advised that he was instructed by a high-ranking Sempra employee to provide 180,000 Mexican pesos from Sempra's bank account to Sempra employee [redacted] who would use the money to post a bond with the Ensenada Attorney General's (AG's) office. [redacted] was told the purpose of the bond was to cover any damages that may result from the physical eviction of squatters located on property in Ensenada to which Sempra held legal title. Due to circumstances arising since this transaction, [redacted] came to the belief that the cash paid to the AG's office was a bribe to an official(s) at the AG's office to evict individuals from the property. The property dispute between the squatter, [redacted] and Sempra is on-going.

Sempra hired an independent law firm with expertise in FCPA matters to conduct an internal investigation of the above allegation. In summary, the internal investigation concluded that the cash payment was not a bribe but was used toward the legitimate posting of a bond with the AG's office. Sempra provided certified copies of the legal documents that were obtained from the AG's office evidencing the bond. At the request of DOJ, [redacted] was made available for an interview, which is documented in a separate FD-302. [redacted] advised that he used the money to legitimately obtain a bond from the AG's office. In response to a DOJ request to provide documentation from the AG's office that the bond was still pending, Sempra later confirmed that the money was still being held by the AG's office and provided a copy of the check when the money was returned to Sempra from the AG's office. Given the evidence provided by Sempra to refute [redacted] allegation, DOJ concluded that no further investigation was necessary regarding this specific allegation. At Sempra's request, DOJ provided two separate declination letters related to this specific allegation, which are maintained in the case file.

b6
b7C

[redacted] later provided to Writer via e-mail several documents which initiated additional follow-up with Sempra by DOJ. These e-mails are documented in a separate EC, dated 02/28/2011. As a result, DOJ requested that Sempra outside counsel: (1) conduct an investigation of any cash transactions in Mexico over the last four years; (2) conduct an investigation of any charitable or political donations exceeding $25,000 made by Sempra to Mexican officials or entities over the last four years, to include specifically the transactions associated with a fire station given by Sempra as a charitable donation to Tijuana; (3) conduct an inquiry into the allegations that Sempra offered cash to members of the Navajo Nation Council to vote in favor of a Sempra resolution; (4) conduct a review of consultants and agents hired in Mexico over the last four years.

b6
b7C

Sempra outside counsel assembled responses to all of the above inquiries, which are documented in a separate EC, dated 02/17/2011. Based on Sempra's responses, it was determined that further investigation was warranted concerning a trust (Ensenada Trust or the Trust) established by Sempra for charitable donations to the Ensenada community. According to Sempra outside counsel, the primary purpose for establishing the Trust was to engender goodwill amongst Ensenada community members. Between 2004 and present, Sempra donated over $7 million to the Ensenada Trust. Currently $1.8 million of the total $7 million has been designated or spent. The Trust is overseen by two boards, one of which includes two Sempra employees and local citizens. In response to questions from DOJ, Sempra outside counsel was unable to provide immediate answers concerning oversight of the Ensenada Trust, to include whether an independent audit of the fund is regularly conducted, if due diligence is performed on donation recipients, and the names of board members, to include whether any public officials have served as board members, and whether those board members are paid a salary. Sempra outside counsel agreed to research these issues and provide answers to DOJ's questions.

An internal Sempra accounting memorandum provided to Writer by [redacted] dated February 11, 2005, appears to refute Sempra outside counsel's explanation for the initiation of the Trust and raised additional concerns regarding Sempra's accounting treatment of the Company's contributions to the trust. The memorandum was written by [redacted] [redacted] of Sempra LNG at the time the memorandum was written and current Chief Executive Officer of Sempra LNG. The memorandum states that the Ensenada Trust was established at the

b6
b7C

request of Ensenada [redacted] and the amount contributed to the trust, $7 million, was mutually agreed upon by Sempra and [redacted] The memorandum further states that "As a result [of the trust agreement], on August 12, 2003 the Land Use permit was signed by the [redacted]" The land use permit was required for Sempra to build an LNG plant in Ensenada. The Trust formed the Advisory Council and Technical Committee and [redacted] [redacted] of the Technical Committee. The memo states that subsequent to a $500,000 initial contribution to the Trust, Sempra's final permit, the construction license, was signed by the head of the Ensenada City Urban Development Agency, who reported directly to [redacted] The memo further states, "...after the construction license was issued, Sempra contributed the second payment of $500,000 USD to the Trust..." When [redacted] [redacted] finally states, "During Q4 2005, subject to no unplanned permitting impediments, Sempra will contribute $5,000,000 USD to the Trust." The memo concluded that the establishment and funding of the trust was a cost associated with developing the LNG facility and such cost should be capitalized as part of the plant.

b6
b7C

SUMMARY OF INVESTIGATION:

On 04/29/2011, Sempra outside counsel provided a presentation concerning the Ensenada Trust, which is documented in detail in a separate EC. Prior to enacting the Trust, Sempra obtained an opinion letter from an independent law firm specifically for the purpose of determining whether the terms of the Trust would violate any provision of the FCPA. The opinion letter concluded that, based on the Trust's operating rules, noting that the rules specifically mention prohibitions of benefits to family members of the trust members and government officials, and require all actions to be in compliance with FCPA, the Trust was not in danger of violating the provisions of FCPA. The letter further asserted that all major project permits, including land use permits, required to be issued by the City of Ensenada had already been issued, thus eliminating any concern that the funding of the Trust was contingent upon the granting of essential permits by the City. Sempra confirmed that any additional permits required to complete construction of the liquified natural gas plant in Ensenada at the time of issuance of the opinion letter were construction permits issued with little discretion by the city of Ensenada, or were project permits issued by federal or state entities and not the City.

Furthermore, Sempra counsel addressed the various means of oversight of the Trust, to include the selection of trust committee members, review of donations, controls over the selection process and distribution of funds, and audits of the trust, such that it appeared that the trust was created, funded, and operated in a legitimate manner. Sempra counsel stated that in its review of the trust, no evidence was uncovered to indicate there was a quid pro quo relationship between the funding of the Trust and any approvals needed from the City of Ensenada for the construction of the LNG plant, nor was any evidence discovered of payments to government officials or their relatives.

CONCLUSION

Based on the foregoing information, DOJ concluded that no additional investigation was warranted as all allegations had been adequately addressed by Sempra, and no enforcement action was necessary. However, should additional information or evidence become available to indicate otherwise, the inquiry may be renewed.

As no additional investigation is deemed necessary at this time, San Diego requests that this full investigation be closed.

♦♦

FEDERAL BUREAU OF INVESTIGATION
FOIPA
DELETED PAGE INFORMATION SHEET

No Duplication Fees are charged for Deleted Page Information Sheet(s).

Total Deleted Page(s) ~ 16
Page 8 ~ b6, b7C
Page 9 ~ b6, b7C
Page 10 ~ b6, b7C
Page 11 ~ b6, b7C
Page 12 ~ b6, b7C
Page 13 ~ b6, b7C
Page 20 ~ b6, b7C
Page 21 ~ b6, b7C
Page 22 ~ b6, b7C
Page 23 ~ b6, b7C
Page 24 ~ b6, b7C
Page 25 ~ b6, b7C
Page 26 ~ b6, b7C
Page 27 ~ b6, b7C
Page 28 ~ b6, b7C
Page 53 ~ b6, b7C